ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: October 12. 2006

SUPPL

ALTAI RESOURCES INC. REPORTS ON TALISMAN TEST WELL ON ITS SOREL-TROIS RIVIERES OIL AND GAS PERMITS, QUEBEC, CANADA

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") announces:

Talisman Energy Canada has drilled its stratigraphic well on Altai's oil and gas permit No. 2002PG625 in the Sorel-Trois Rivieres area, Quebec to a depth of 1,298 meters. This vertical well encountered good gas shows during drilling. The well has been cased and is awaiting availability of a completion rig which will allow flow tests to be conducted on the zones of interest. Altai will make a future announcement of the results as soon as Talisman releases results of the completion tests and flow rates.

The four permits farmed out by Altai to Talisman collectively total 73,275 hectares (181,050 acres) of land and encompass an exploratory trend that extends over 55 kilometers.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

